UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 24, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

Pledge of H Shares by Controlling Shareholder

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”).

On 24 November 2017, the Company received a notice from its shareholder, CES Global Holdings (Hong Kong) Limited (“ CES Global ”), stating that on 24 November 2017, CES Global pledged an aggregate of 750,000,000 H shares of the Company held by it to Agricultural Bank of China Limited Hong Kong Branch (the “Pledge of H Shares”).

CES Global is a wholly-owned subsidiary of CES Finance Holding Co., Limited, a wholly- owned subsidiary of China Eastern Air Holding Company (“CEA Holding”), which in turn is the controlling shareholder of the Company. As at the date of this announcement, CEA Holding held, directly and indirectly, an aggregate of 8,156,480,000 shares of the Company, representing 56.38% of the total share capital of the Company, of which an aggregate of 1,710,000,000 shares of the Company were pledged, representing 20.96% of the total shares held by it, and representing approximately 11.83% of the total issued share capital of the Company.

The pledged facilities from the Pledge of H Shares by CES Global will be mainly used for the capital increase for an unlisted subsidiary of CEA Holding and replenishment of working capital.

CES Global is in sound financial condition with a good credit rating, and has sufficient capital for the repayment of pledged facilities from the Pledge of H Shares, which will be funded by, among other things, self-owned capital, share dividends and investment income.

The risk associated with the Pledge of H Shares by CES Global is currently under control and will not cause any change in the controlling shareholder or de facto controller of the Company. Investors are advised to pay attention to investment risks.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
24 November 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).